UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1991

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

DECEMBER 31, 1991

CONTENTS

SMITH, DUKES & BUCKALEW, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

ONE MAISON BUILDING

3800 AIRPORT BOULEVARD

MOBILE, ALABAMA 36608

GEORGE R. HARRIS, JR.
GILBERT F. DUKES, JR.
YUELL B. BUSEY
G. TIMOTHY GASTON
J. WILBERT JORDAN, JR.
KERRY L. WEATHERFORD
E. LAMAR REEVES
KEVIN M. RITTELMEYER
APRIL B. BOUDREAUX
MARY M. GILMORE

MAILING ADDRESS
P. O. BOX 160427
MOBILE, ALABAMA
36616
TELEPHONE (251) 343-1200
FAX: (251) 344-0966

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
the United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)

We have audited the accompanying statement of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 1991 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1991 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The 1990 statement of net assets available for benefits was compiled by us. We did not audit or review this financial statement and, accordingly, express no opinion or other form of assurance on it.

United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Dukes & Buckalew, L.L.P.

Mobile, Alabama
October 1, 2003

FINANCIAL STATEMENTS

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEIFTS
December 31, 1991 and 1990

ASSETS	1991	1990 (Unaudited)
Cash - money market fund	$ 274,160	$ 35,937
Receivables:		
Employer contributions	270	171
Interest	7,983	5,205
Investments, at fair value:		
Certificates of deposit	157,877	267,977
U.S. Government Securities	244,980	180,600
Guaranteed Investment Contract	-0-	206,632
TOTAL ASSETS	685,270	696,522
LIABILITIES		
Overpayment of employer matching contribution	441	-0-
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 684,829	$ 696,522

The Notes to Financial Statements are an integral part of these statements.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIOP PLAN
(WITH 401(K) PROVISIONS)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 1991

Investment income (loss):	
Interest	$ 63,868
Net appreciation in fair value of investments	11,221
Loss on investment in insurance contract	(223,010)
Contributions:	
Employee	88,769
Employer	57,326
	(1,826)
Distributions to participants	6,213
Life insurance policy premiums	3,654
	9,867
Net decrease in net assets available for plan benefits	(11,693)
Net assets available for plan benefits:	
Beginning of year	696,522
End of year	$ 684,829

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on an accrual basis.

Investment valuation

Plan investments are reported at fair market value. The change in the estimated value of the investments is recorded in the Statement of Changes in Net Assets Available for Benefits.

Description of Plan

The following description of the United Security Bancshares Employee Stock Ownership Plan (with 401(k) provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all regular employees of United Security Bank (the Company). Effective January 1, 1991, the Plan is a stock bonus plan containing Section 401(k) features under Section 401(a) of the Internal Revenue Code. The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Each employee will become eligible for participation in the Plan on the first day of the month following his initial date of service. A Participant is generally entitled to share in allocations of employer contributions and forfeitures only for a Plan year in which he is credited with at least 1,000 hours of service and in which he was an employee on December 31 of the Plan year.

Description of Plan (continued)

Contributions

The Company may make three types of contributions:

1. Employer Discretionary Matching Contribution – made on behalf of each Participant up to a maximum of one hundred percent (100%) of the Participant's Salary Reduction Contribution, provided, however, that the maximum Employer Matching Contribution shall be based on a Participant's Salary Reduction Contribution of up to 5% of such Participant's Compensation.

2. Employer Discretionary Basic Contribution which shall be determined at the sole discretion of the Board of Directors.

3. Employer Discretionary Optional Contributions, which shall be determined at the sole discretion of the Board of Directors.

Plan participants may make Salary Reduction Contributions from 1% to 15% of the Participant's compensation. Participants may also make voluntary contributions which may not, in the aggregate, exceed 10% of aggregate earnings for the period of time of active plan participation.

Participant Accounts

Each Participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings of account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit which can be provided from the Participant's account.

Vesting

Participants are fully vested at all times in their contributions, as well as employer contributions made on their behalf.

Payment of Benefits

Upon termination of service, participants are paid the vested portion of their accounts.

Plan Amendment

Effective January 1, 1991, the Employee Stock Ownership Plan (with 401(k) provisions) is a complete amendment and restatement of the United Security Bank Profit sharing Retirement Plan, originally effective April 1, 1985.

Administrative Expenses

Significant administrative expenses of the Plan are absorbed by the employer.

Income Tax Status

The plan obtained its latest determination letter on September 4, 1986, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date.

Plan Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, the accounts of all participants affected by the termination will become nonforfeitable as of the date of termination.

Related Party Transactions

United Security Bancshares, Inc., the Plan sponsor, is a bank holding company which controls United Security Bank. At December 31, 1991, the Bank held the Plan's money market account in the amount of $274,160. The bank also held a $157,877 Certificate of Deposit. Other investment transactions which transpired during the year are identified in the accompanying Schedule of Reportable Transactions.

Investments in Insurance Contract

On December 23, 1991, Inter-American Insurance Company of Illinois was placed into liquidation for reason of insolvency. The Trustees have been informed by legal counsel that any attempt to collect the cash value of the Group Annuity Contract and individual policies issued by Inter-American is unlikely to result in the Trust obtaining funds in the next several months or longer, and that there can be no assurance that the Trust will ever recover funds, in whole or in part, attributable to investments in the Group Annuity contract or the individual contracts. Therefore, the carrying value of such investments which was $223,010 at December 31, 1991 has been written down to zero to reflect the fair market value.

Subsequent Event

Regarding the investments in insurance contracts discussed above, the Company, United Security Bank, in its Board of Directors meeting on January 21, 1992, adopted a resolution guaranteeing to the Plan and its successors that the group annuity contract issued by Inter-American Insurance Company to the Plan shall have a value as of December 31, 1991 of $193,000, constituting the approximate net recoverable discounted amount. During July 1992, the Company accrued restorative expenses of $210,000, the amount to be refunded to the Plan. Accordingly, during 1992, the Plan will recognize the income from these restorative payments.

SUPPLEMENTAL SCHEDULES

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 30-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1991

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current Value (e)
	United Security Bank	Certificate of Deposit, due 11/15/93, 6.22%	$ 157,877	$ 157,877
	First Alabama Bank	42,166 GNMA gtd. pass thru CTF pool #157353 9%, due 7/15/16	42,181	45,008
	First Alabama Bank	20,952 GNMA gtd. pass thru CTF pool #220905 9%, due 1/15/18	19,502	22,383
	First Alabama Bank	120,460 GNMA gtd. pass thru CTF pool #230006 9%, due 8/15/17	112,628	128,514
	First Alabama Bank	45,472 GNMA gtd. pass thru CTF pool #229245 9.5%, due 8/15/17	40,780	49,075
			$ 372,968	$ 402,857

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 30-d SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1991

Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)
United Security Bank	Certificate of deposit, 8.2%, due 5/15/91	N/A	$ 146,415	N/A
United Security Bank	Certificate of deposit, 8.35%, due 1/7/91	N/A	121,562	N/A
United Security Bank	Certificate of deposit, 6.22%, due 11/15/93	157,877	N/A	N/A
United Security Bank	U.S. Treasury note, 8.125%, due 5/15/91 par 100,000	N/A	100,438	N/A
First Alabama Bank	42,166 GNMA pool $157,353, due 7/15/16, 9%	42,181	N/A	N/A
First Alabama Bank	120,460 GNMA pool $230,006, due 8/15/17, 9%	112,628	N/A	N/A

Expenses Incurred with Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)
$ -0-	$ 146,415	$ 146,415	$ -0-
-0-	121,562	121,562	-0-
-0-	157,877	157,877	-0-
-0-	100,437	100,437	-0-
-0-	42,181	42,181	-0-
-0-	112,628	112,628	-0-

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2003.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):

By: Larry M. Sellers

Larry M. Sellers
Vice President, Secretary and Treasurer of
United Security Bancshares, Inc.

Exhibit Index

Exhibit 23	Consent of Independent Accountants

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) on Form S-8 (No. 333-27285) of our report dated October1, 2003, relating to the financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), which appears in this Form 11-K.

Smith Dukes & Buckalew L.L.P.

SMITH, DUKES & BUCKALEW, LLP

Mobile, Alabama
October1, 2003

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